Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2015 RESULTS

●	Rogers 3.0 plan delivers solid financial and operating metrics

●	Continued revenue growth of 4% with increases across Wireless, Cable, and Media

●	Adjusted operating profit growth of 3% and strong free cash flow of $660 million

●	Wireless network revenue growth of 3%; 77,000 Wireless postpaid net additions on flat churn

●	ARPA up 4% with strong growth in Share Everything plan adoption; now 33% of our postpaid base

●	Cable adjusted operating profit up 2%; 24,000 Internet net additions up 50%

●	Media adjusted operating profit more than doubled with the Toronto Blue Jays’ on-field success and as Sportsnet continued as Canada’s #1 sports brand on TV

●	Introduced Rogers IGNITE Gigabit Internet; expected to cover Rogers’ entire cable footprint by the end of 2016

●	Launched 4K TV and announced the world’s largest commitment to live sports broadcasting in 4K

●	Launched LTE Extended Coverage so that Rogers offers unsurpassed LTE coverage nationally

TORONTO (October 22, 2015) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited financial and operating results for the third quarter ended September 30, 2015.

Consolidated Financial Highlights

	Three months ended September 30		Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2015	2014	2015	2014
Operating revenue	3,384	3,252	9,962	9,484
As adjusted [1]:
Operating profit	1,345	1,312	3,806	3,786
Net income	472	405	1,159	1,177
Basic earnings per share	$ 0.92	$ 0.79	$ 2.25	$ 2.29
Net income	464	332	1,082	1,044
Basic earnings per share	$ 0.90	$ 0.64	$ 2.10	$ 2.03
Free cash flow [1]	660	370	1,402	1,162
Cash provided by operating activities	1,456	1,057	2,797	2,667

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“It was a busy and productive quarter. We delivered solid financial and operating metrics again this quarter whilst delivering a number of new and exciting services to our customers,” said Guy Laurence, President and Chief Executive Officer, Rogers Communications. “We also announced a significant enhancement to our residential proposition by introducing a 1-gigabit Internet service. It’s clear the ‘need for speed’ is already becoming evident as the majority of new customers are moving to 100Mbps+ speeds. This, combined with our commitment to becoming the world’s largest broadcaster of 4K sports content next year, sets us up well for the future. We also made steady progress on the customer experience and introduced the first in a series of leapfrog technologies to our business customers. To top it all, the Toronto Blue Jays made it to the American League Championship Series. It’s been amazing to see the city and the country rally behind Canada’s baseball team.”

Rogers Communications Inc.	1	Third Quarter 2015

Key Financial Highlights

Higher operating revenue

Consolidated revenue increased 4% this quarter reflecting revenue growth of 5% in Wireless, 1% in Cable, and 8% in Media. Wireless revenue increased on greater smartphone sales and higher network revenue from the continued adoption of higher ARPA-generating Rogers Share Everything plans. Cable revenue increased due to continued Internet revenue growth and Media revenue increased primarily as a result of growth at Sportsnet and the Toronto Blue Jays.

Higher adjusted operating profit

The 3% increase in consolidated adjusted operating profit this quarter largely reflects the flow-through of the revenue growth discussed above, as well as cost efficiency improvements throughout the business. Wireless adjusted operating profit declined 1% primarily due to higher acquisition and retention costs.

Free cash flow growth improving financial flexibility

In the third quarter, we continued to generate strong operating cash flow and free cash flow at $1,456 million and $660 million, respectively. Our solid financial results enable us to continue to make investments in our network and still return substantial capital to shareholders. We paid $247 million in dividends this quarter, which represents a 5% increase from the same quarter last year.

Outlook

The company reiterates its 2015 outlook 1 as follows:

		2015
(In millions of dollars)		Guidance

Consolidated Guidance
Adjusted operating profit [2]	5,020	to	5,175
Additions to property, plant and equipment [3]	2,350	to	2,450
Free cash flow [2]	1,525	to	1,675

[1]	The preceding table outlines guidance ranges for selected full-year 2015 consolidated financial metrics provided in our January 29, 2015 earnings release and subsequently updated on July 23, 2015. These ranges take into consideration our current outlook and are based on a number of assumptions, including those provided in our January 29, 2015 earnings release. Information about our guidance, including its various underlying assumptions, is forward-looking and should be read in conjunction with “About Forward-Looking Information” and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.
[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments and does not include expenditures on spectrum licences.

Rogers Communications Inc.	2	Third Quarter 2015

Strategic Update

Our Rogers 3.0 plan is a multi-year plan intended to:

●	re-accelerate revenue growth in a sustainable way
●	continue the company’s track record of translating revenue into strong margins and free cash flow, a solid return on assets, and ultimately increasing returns to shareholders

Since the launch of 3.0, we have completed a company-wide reorganization that included removing three layers of management and a restructuring to ensure an enhanced customer focus. We remain committed to executing the pillars of 3.0:

●	Be a Strong Canadian Growth Company
●	Overhaul the Customer Experience
●	Deliver Compelling Content Everywhere
●	Focus on Innovation and Network Leadership
●	Drive Growth in the Business Market
●	Invest In and Develop Our People
●	Go to Market as One Rogers

Our disciplined, steady execution during the quarter delivered the following against our 3.0 plan:

●	solid growth in revenue and adjusted operating profit at 4% and 3%, respectively
●	strong operating cash flow and free cash flow of $1,456 million and $660 million, respectively
●	flat churn in our wireless business despite a seasonally competitive quarter and the “double cohort”, as customer experience investments and value-added propositions gain traction
●	Wireless net postpaid subscriber additions of 77,000 - over four times greater than the prior year quarter
●	ARPA up 4% and blended ARPU up 3% excluding Mobilicity, roaming, and Wireless Home Phone
●	higher-value smartphone activations of 737,000 devices, up 20%
●	Internet net subscriber additions up 50% on strong adoption of IGNITE Internet offerings

Introduced Rogers IGNITE Gigabit Internet; expected to cover Rogers’ entire cable footprint by the end of 2016

Today over 3.4 million homes in Ontario can get Rogers’ Internet speeds up to five times faster than the competition. In October 2015, we announced plans to deliver 1-gigabit speeds to our entire cable footprint of over four million homes by the end of 2016. We can offer 1-gigabit services in 2016 using available spectrum capacity on our fibre-coaxial network at an incremental capital cost of less than $50 per home. As demand grows over time, we will need to augment capacity, but our ongoing investments will continue to be success-based. Our capital efficiency advantage will position us to earn attractive returns on investment for our shareholders.

Launched 4K TV and 4K set-top box; will broadcast over 100 live sporting events in 4K, including every 2016 Toronto Blue Jays home game and over 20 marquee NHL games

Rogers will deliver the next big innovation in home entertainment with the launch of 4K-ready gigabit Internet speeds, a new 4K set-top box, Rogers 4K TV, and the world’s largest commitment to live sports broadcasting in 4K. These initiatives will allow our customers to enjoy four times the amount of pixels in standard HDTV for higher resolution and improved motion video. This launch highlights the unique mix of Rogers’ assets:

●	the delivery of 4K content requiring considerably more bandwidth, and allowing us to leverage our fibre-coaxial network advantage; and
●	Rogers’ sports content portfolio, which differentiates Sportsnet from its competitor.

Beginning in 2016, Rogers’ customers will be able to access over 500 hours of live sports, movies, and shows, in addition to an ever-growing catalogue of original series, in 4K through a partnership with Netflix.

Rogers Communications Inc.	3	Third Quarter 2015

Compelling value propositions to attract higher lifetime value subscribers

We continued to introduce value-for-money offerings with leading content that increases the use of mobile devices and monetizes increasing data usage. We remain disciplined in how we attract value-accretive customers. During the quarter, we:

●

expanded Roam Like Home from 35 to 75 countries with the addition of Mexico, the Caribbean, and South and Central America, further simplifying how our Wireless consumers use the Internet, make calls, and send texts and emails with their Share Everything plans; now representing over 2.1 million Roam Like Home customers;

●	broadened the popular shomi video streaming service to be available to all Canadians coast to coast; and
●

enhanced our Share Everything Plans by launching Share Everything+, allowing customers to choose from one of three content experiences: Texture by Next Issue, shomi, or Spotify Premium. This builds upon existing value offerings of Roam Like Home and Rogers NHL GameCentre LIVE, growing our Share Everything subscribers to 33% of our current postpaid base.

Launched LTE Extended Coverage so that Rogers offers unsurpassed LTE coverage nationally

Since January, the Rogers LTE network has grown over 3 times larger across Canada. We activated AWS-1 spectrum, just one month after acquiring it, increasing LTE network capacity and the speed millions of customers can experience in key population centres in BC and Alberta. Rogers continues to roll out our prime “lower block” 700 MHz LTE spectrum, which provides better in-building penetration and rural LTE coverage. Our 700 MHz spectrum coverage now stands at 71% of Canada’s population.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt / adjusted operating profit, and adjusted basic and diluted earnings per share. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under International Financial Reporting Standards (IFRS), and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in Management’s Discussion and Analysis (MD&A) for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	Third Quarter 2015

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this earnings release.

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	416.935.4727
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

The third quarter 2015 results teleconference with the investment community will be held on:

●	October 22, 2015
●	8:00 a.m. Eastern Time
●	webcast available at rogers.com/webcast
●	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers’ management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us on our website (rogers.com/investors), including Supplementary Information and on SEDAR (sedar.com), on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Third Quarter 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2015, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2015 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2014 Annual MD&A; our 2014 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with IFRS as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2014 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Highlights” in our 2014 Annual MD&A and the section “Strategic Update” and “Key Financial Highlights” on pages 2 to 4 of our Third Quarter 2015 earnings release.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 21, 2015 and was approved by the Audit Committee of our Board of Directors on that date. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information. We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter refers to the three months ended September 30, 2015 and year to date refers to the nine months ended September 30, 2015. All results commentary is compared to the equivalent periods in 2014 or as at December 31, 2014, as applicable, unless otherwise indicated.

Four Business Segments

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.

Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it
Summary of Consolidated Financial Results	7	Regulatory Developments	28
Key Changes in Financial Results Compared to 2014	8	Updates to Risks and Uncertainties	31
Results of our Business Segments	9	Critical Accounting Policies and Estimates	33
Review of Consolidated Performance	17	Financial Guidance	34
Managing our Liquidity and Financial Resources	21	Key Performance Indicators	34
Overview of Financial Position	24	Non-GAAP Measures	35
Financial Condition	25	Other Information	38
Financial Risk Management	25	About Forward-Looking Information	40
Commitments and Contractual Obligations	28

Rogers Communications Inc.	6	Third Quarter 2015

Summary of Consolidated Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue
Wireless	1,973	1,880	5	5,670	5,407	5
Cable	871	864	1	2,610	2,596	1
Business Solutions	94	96	(2)	282	285	(1)
Media	473	440	8	1,519	1,282	18
Corporate items and intercompany eliminations	(27)	(28)	(4)	(119)	(86)	38
Operating revenue	3,384	3,252	4	9,962	9,484	5

Adjusted operating profit
Wireless	879	888	(1)	2,485	2,521	(1)
Cable	416	409	2	1,232	1,241	(1)
Business Solutions	31	32	(3)	86	88	(2)
Media	58	23	152	116	53	119
Corporate items and intercompany eliminations	(39)	(40)	(3)	(113)	(117)	(3)
Adjusted operating profit [1]	1,345	1,312	3	3,806	3,786	1

Adjusted operating profit margin [1]	39.7%	40.3%	(0.6 pts)	38.2%	39.9%	(1.7 pts)

Net income	464	332	40	1,082	1,044	4
Basic earnings per share	$ 0.90	$ 0.64	41	$ 2.10	$ 2.03	3

Adjusted net income [1]	472	405	17	1,159	1,177	(2)
Adjusted basic earnings per share [1]	$ 0.92	$ 0.79	16	$ 2.25	$ 2.29	(2)

Additions to property, plant and equipment	571	638	(11)	1,667	1,702	(2)
Free cash flow [1]	660	370	78	1,402	1,162	21
Cash provided by operating activities	1,456	1,057	38	2,797	2,667	5

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	7	Third Quarter 2015

Key Changes in Financial Results Compared to 2014

Operating revenue

Wireless network revenue increased this quarter and year to date as a result of the continued adoption of higher ARPU- and ARPA-generating Rogers Share Everything plans, higher net subscriber additions, and the impact of our acquisition of Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity), partially offset by a continued decline in roaming revenue as a result of our newly-introduced roaming plans.

Cable operating revenue increased this quarter and year to date due to Internet subscriber growth, movement of subscribers to higher speed and usage tiers, and the impact and timing of pricing changes across most product types, partially offset by TV and Phone subscriber losses over the past year.

Business Solutions operating revenue decreased marginally this quarter and year to date as the continued planned reduction in lower-margin, off-net legacy revenue more than offset the growth in on-net next generation services, including our data centre businesses.

Media operating revenue increased this quarter primarily as a result of advertising and subscription revenue growth at Sportsnet and game day and merchandise revenue at the Toronto Blue Jays, partially offset by continued softness in conventional broadcast TV and print advertising. Year to date, Media operating revenue further increased as a result of our nationwide exclusive National Hockey League (NHL) licensing agreement.

Adjusted operating profit

Wireless adjusted operating profit decreased this quarter and year to date as we incurred higher costs associated with increased volumes of subsidized smartphones. This was partially offset by the impact of the network revenue growth described above.

Cable adjusted operating profit increased this quarter as a result of higher revenue and various cost efficiency and productivity initiatives. Year to date adjusted operating profit was impacted by higher investments in programming and customer offerings.

Business Solutions adjusted operating profit decreased this quarter and year to date as the continued decline in off-net legacy services more than offset the continued growth in on-net and near-net next generation businesses and productivity improvements.

Media adjusted operating profit increased this quarter primarily as a result of the revenue changes described above and greater programming and production cost savings in the broadcast and print areas. Year to date, adjusted operating profit further increased as a result of our NHL licensing agreement.

Rogers Communications Inc.	8	Third Quarter 2015

Results of our Business Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2015 [1]	2014	% Chg	2015 [1]	2014	% Chg
Operating revenue
Network revenue	1,776	1,732	3	5,155	5,042	2
Equipment sales	197	148	33	515	365	41
Operating revenue	1,973	1,880	5	5,670	5,407	5

Operating expenses
Cost of equipment [2]	460	361	27	1,276	991	29
Other operating expenses	634	631	-	1,909	1,895	1
Operating expenses	1,094	992	10	3,185	2,886	10

Adjusted operating profit	879	888	(1)	2,485	2,521	(1)

Adjusted operating profit margin as a % of network revenue	49.5%	51.3%	(1.8 pts)	48.2%	50.0%	(1.8 pts)
Additions to property, plant and equipment	195	285	(32)	631	720	(12)
[1] The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.
[2] Includes the cost of equipment sales and direct channel subsidies.
Wireless Subscriber Results [1]
	Three months ended September 30			Nine months ended September 30
(In thousands, except churn, ARPA, and ARPU)	2015	2014	Chg	2015	2014	Chg
Postpaid
Gross additions	399	336	63	989	941	48
Net additions	77	17	60	75	57	18
Total postpaid subscribers [2,3]	8,240	8,131	109	8,240	8,131	109
Churn (monthly)	1.31%	1.31%	-	1.25%	1.21%	0.04 pts
ARPA (monthly)	$ 113.34	$ 108.97	$ 4.37	$ 110.27	$ 105.86	$ 4.41
Prepaid
Gross additions	218	165	53	498	369	129
Net additions (losses)	77	41	36	48	(63)	111
Total prepaid subscribers [3,4]	1,579	1,366	213	1,579	1,366	213
Churn (monthly)	3.08%	3.12%	(0.04 pts)	3.55%	3.53%	0.02 pts
Blended ARPU	$ 61.02	$ 60.96	$ 0.06	$ 59.86	$ 59.23	$ 0.63

[1]	Subscriber counts, subscriber churn, ARPA, and ARPU are key performance indicators. See “Key Performance Indicators”.
[2]

Effective January 1, 2015 and on a prospective basis, our Wireless postpaid subscriber results included Wireless Home Phone subscribers resulting in a base adjustment of approximately 92,000 cumulative subscribers, which are not included in net additions, but do appear in the ending total balance for September 30, 2015.

[3]	As at end of period.
[4]

On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity, which are not included in net additions, but do appear in the ending total balance for September 30, 2015.

Network revenue

The 3% increase in network revenue this quarter and 2% increase year to date were a result of:

●

continued adoption of customer-friendly Rogers Share Everything plans, which generate higher ARPU and ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, shomi, and Texture by Next Issue;

●	our acquisition of Mobilicity; and
●	an adjustment pertaining to the Rogers First Rewards loyalty program reflecting anticipated usage; partially offset by
●

a 10% decrease in roaming revenue this quarter and a 14% decrease year to date as a result of changes to roaming plans, including the introduction of Roam Like Home in the US, Caribbean, Mexico, Latin America, and Europe, which simplify the customer experience and provide greater value to the customer. Roaming usage continues to increase, partially offsetting the declines in roaming rates.

Rogers Communications Inc.	9	Third Quarter 2015

The 4% increases in postpaid ARPA this quarter and year to date were each a result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers increasingly utilize the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The stable blended ARPU this quarter and 1% increase year to date were a result of:

●	increased network revenue; offset by
●	the impact of expanding our lower ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity; and
●	the inclusion of lower-ARPU-generating Wireless Home Phone subscribers in our postpaid base.

Excluding the impact of roaming revenue and the Mobilicity and Wireless Home Phone subscribers, blended ARPU would have increased by 3% this quarter and 4% year to date.

The increase in gross and net additions to our postpaid subscriber base and relatively stable postpaid churn this quarter and year to date were a result of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our new Share Everything plans. Significantly, this was achieved during the industry’s “double cohort” period.

The “double cohort” refers to the greater-than-usual number of subscriber contracts that ended as both three-year and two-year contracts expired near the same time. This industry-wide impact commenced late in the second quarter and will generally result in subscribers being on shorter-term contracts than in the past.

We activated and upgraded approximately 737,000 smartphones for new and existing subscribers this quarter, a 20% increase compared to the approximately 614,000 in the same period last year. This increase in smartphone activations was primarily a result of a greater number of hardware upgrades by existing subscribers and drove much of the 13% increase in retention spending discussed below.

The percentage of our subscribers with smartphones was 88% of our total postpaid phone subscriber base as at September 30, 2015 (December 31, 2014 - 88%). In our experience, smartphone subscribers typically:

●	generate significantly higher ARPU; and
●	are less likely to churn than customers on non-smartphone devices.

Equipment sales

The 33% increase in revenue from equipment sales this quarter and 41% increase year to date were a result of:

●	increased device upgrades by existing subscribers and device activations by new subscribers;
●	a shift in the sales mix to smartphones, which included a higher proportion of iPhone devices;
●	changes in equipment sales prices; and
●	the impact of the industry’s “double cohort”.

Operating expenses

The 27% increase in the cost of equipment sales this quarter and 29% increase year to date were a result of:

●	a shift in the product mix of device sales towards higher-cost smartphones; and
●

increased equipment sales volumes from our higher gross additions this quarter and year to date and 14% more upgrades this quarter and 16% more year to date. The majority of the upgrades were higher-cost smartphones.

Total customer retention spending (primarily consisting of subsidies on handset upgrades) was 13% higher this quarter and 20% higher year to date as a result of more existing subscribers upgrading their hardware this quarter and year to date.

Adjusted operating profit

The 1% decreases in adjusted operating profit this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2015

Other Wireless developments

Acquisition of Mobilicity

On July 2, 2015, we completed the acquisition of 100% of the outstanding common shares of Mobilicity for cash consideration of $443 million. Mobilicity provided wireless telecommunication services in Toronto, Ottawa, Calgary, Edmonton, and Vancouver to its 154,000 prepaid subscribers and owned AWS-1 spectrum licences.

Subsequent to the acquisition of Mobilicity, Rogers and Wind Mobile Corp. (WIND) undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10 MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences previously held by Mobilicity to WIND in British Columbia, Alberta, and various regions in Ontario for nominal cash proceeds.

Rogers Communications Inc.	11	Third Quarter 2015

CABLE

Cable Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2015 [1]	2014	% Chg	2015 [1]	2014	% Chg

Operating revenue
Internet	344	311	11	995	928	7
Television	415	433	(4)	1,266	1,301	(3)
Phone	110	118	(7)	343	360	(5)
Service revenue	869	862	1	2,604	2,589	1
Equipment sales	2	2	-	6	7	(14)
Operating revenue	871	864	1	2,610	2,596	1

Operating expenses
Cost of equipment	-	1	(100)	2	4	(50)
Other operating expenses	455	454	-	1,376	1,351	2
Operating expenses	455	455	-	1,378	1,355	2

Adjusted operating profit	416	409	2	1,232	1,241	(1)

Adjusted operating profit margin	47.8%	47.3%	0.5 pts	47.2%	47.8%	(0.6 pts)
Additions to property, plant and equipment	244	274	(11)	722	764	(5)

[1]	The operating results of Source Cable Ltd. (Source Cable) are included in the Cable results of operations from the date of acquisition on November 4, 2014.

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2015	2014	Chg	2015	2014	Chg

Internet
Net additions	24	16	8	21	38	(17)
Total Internet subscribers [2,3]	2,032	1,999	33	2,032	1,999	33
Television
Net losses	(31)	(30)	(1)	(104)	(83)	(21)
Total television subscribers [2,3]	1,920	2,044	(124)	1,920	2,044	(124)
Phone
Net (losses) additions	(14)	(7)	(7)	(45)	4	(49)
Total phone subscribers [2,3]	1,105	1,157	(52)	1,105	1,157	(52)

Cable homes passed [2,3]	4,130	4,025	105	4,130	4,025	105
Total service units [4]
Net losses	(21)	(21)	-	(128)	(41)	(87)
Total service units [2,3]	5,057	5,200	(143)	5,057	5,200	(143)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]

On November 4, 2014, we acquired approximately 16,000 Internet subscribers, 16,000 Television subscribers and 11,000 Phone subscribers from our acquisition of Source Cable. The acquisition also increased homes passed by 26,000.

[3]	As at end of period.
[4]	Includes Internet, Television, and Phone subscribers.

Operating revenue

The 1% increases in Cable revenue this quarter and year to date were primarily a result of:

●	the movement of Internet customers to higher speed and usage tiers, combined with a higher subscriber base for our Internet products; and
●	the impact and timing of pricing changes implemented over the past year; and
●	an adjustment pertaining to the Rogers First Rewards loyalty program reflecting anticipated usage; partially offset by
●	Television and Phone subscriber losses over the past year.

Rogers Communications Inc.	12	Third Quarter 2015

Internet revenue

The 11% increase in Internet revenue this quarter and 7% increase year to date were a result of:

●

general movement of customers to higher speed and usage tiers through the launch of our new IGNITE broadband Internet-based bundled offerings that provide subscribers with better choice on usage and incorporate value-added content;

●	a larger Internet subscriber base; and
●	the impact and timing of changes in Internet service pricing; partially offset by
●	declines in Internet additional usage revenues as portions of the subscriber base move to the higher-value, unlimited usage plans discussed above.

Television revenue

The 4% decrease in Television revenue this quarter and 3% decrease year to date were a result of:

●	the decline in Television subscribers over the past year primarily associated with the changing television consumption environment; partially offset by
●	the impact and timing of pricing changes implemented over the past year.

Phone revenue

The 7% decrease in Phone revenue this quarter and 5% decrease year to date were a result of:

●	a smaller subscriber base; partially offset by
●	the impact and timing of pricing changes implemented over the past year.

Operating expenses

The stable operating expenses this quarter and 2% increase year to date were a result of:

●	higher investments in programming and customer offerings; offset by
●	relative shifts in product mix to higher-margin Internet; and
●	various cost efficiency and productivity initiatives.

Adjusted operating profit

The 2% increase in adjusted operating profit this quarter and 1% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Third Quarter 2015

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue
Next generation	71	69	3	214	200	7
Legacy	22	26	(15)	65	82	(21)
Service revenue	93	95	(2)	279	282	(1)
Equipment sales	1	1	-	3	3	-
Operating revenue	94	96	(2)	282	285	(1)

Operating expenses	63	64	(2)	196	197	(1)

Adjusted operating profit	31	32	(3)	86	88	(2)

Adjusted operating profit margin	33.0%	33.3%	(0.3 pts)	30.5%	30.9%	(0.4 pts)
Additions to property, plant and equipment	41	28	46	122	93	31

Operating revenue

The 2% decrease in service revenue this quarter and 1% decrease year to date were a result of:

●

the continued decline in the legacy off-net voice and data business, a trend we expect to continue as we focus the business on on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions; partially offset by

●	continued execution of our plan to grow higher-margin on-net and near-net next generation IP-based services revenue; and
●	higher revenue from data centre operations.

Next generation services, which include our data centre operations, represented 76% (2014 - 73%) of total service revenue in the quarter and 77% (2014 - 71%) of total service revenue year to date.

Operating expenses

The 2% decrease in operating expenses this quarter and 1% decrease year to date were a result of:

●	lower legacy service costs related to planned lower usage volumes and customer levels; and
●	ongoing initiatives to reduce costs and increase productivity; partially offset by
●	higher on-net next generation service costs associated with higher volumes.

Adjusted operating profit

The 3% decrease in adjusted operating profit this quarter and 2% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	Third Quarter 2015

MEDIA

Media Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue	473	440	8	1,519	1,282	18
Operating expenses	415	417	-	1,403	1,229	14

Adjusted operating profit	58	23	152	116	53	119

Adjusted operating profit margin	12.3%	5.2%	7.1 pts	7.6%	4.1%	3.5 pts
Additions to property, plant and equipment	12	23	(48)	32	66	(52)

Operating revenue

The 8% increase in operating revenue this quarter was a result of:

●	higher subscription and advertising revenue generated by our Sportsnet properties; and
●	higher Toronto Blue Jays revenue; partially offset by
●	continued softness in conventional broadcast TV and print advertising.

In addition to the above, the 18% year to date increase in Media operating revenue was a result of our nationwide exclusive NHL licensing agreement that became effective for the 2014-2015 season. The third quarter of 2015 was not significantly impacted by the NHL licensing agreement as the NHL season ends in the second quarter.

Operating expenses

The stable operating expenses this quarter were a result of:

●	lower conventional broadcast TV programming costs;
●	lower publishing costs; and
●	operating efficiencies realized across various Media divisions; offset by
●	higher sports related programming and production and other operating costs; and
●	higher costs related to the Toronto Blue Jays.

In addition to the above, the 14% year to date increase in Media operating expenses was a result of higher programming and production costs related to the national and regional NHL licensing agreements.

Adjusted operating profit

The 152% increase in adjusted operating profit this quarter and 119% increase year to date reflect the revenue and expense changes described above.

Rogers Communications Inc.	15	Third Quarter 2015

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except capital intensity)	2015	2014	% Chg	2015	2014	% Chg

Additions to property, plant and equipment
Wireless	195	285	(32)	631	720	(12)
Cable	244	274	(11)	722	764	(5)
Business Solutions	41	28	46	122	93	31
Media	12	23	(48)	32	66	(52)
Corporate	79	28	182	160	59	171

Total additions to property, plant and equipment [1]	571	638	(11)	1,667	1,702	(2)

Capital intensity [2]	16.9%	19.6%	(2.7 pts)	16.7%	17.9%	(1.2 pts)

[1]	Additions to property, plant and equipment do not include expenditures on spectrum licences.
[2]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

The decreases in additions to property, plant and equipment in Wireless this quarter and year to date were a result of the timing of capital purchases, partially offset by higher software and information technology costs as a result of the spectrum acquisitions made earlier this year. Deployment of our LTE network has reached approximately 92% of Canada’s population as at September 30, 2015 (December 31, 2014 - 84%).

Cable

The decreases in additions to property, plant and equipment in Cable this quarter and year to date were a result of lower purchases of our next generation NextBox digital set-top boxes compared to the same quarter last year partially offset by greater investment in network and information technology infrastructure.

We also made investments this quarter to improve the capacity of our Internet platform, further improve the reliability and quality of the network, and continue the development of our next-generation IP-based video service.

Business Solutions

The increases in additions to property, plant and equipment in Business Solutions this quarter and year to date were a result of data centre investments and network expansion to reach additional customers and sites.

Media

The decreases in additions to property, plant and equipment in Media this quarter and year to date were a result of greater prior year investments made to our digital, IT infrastructure, and broadcast facilities.

Corporate

The increases in additions to property, plant and equipment in Corporate this quarter and year to date were a result of higher spending on premise improvements at our various offices as well as higher information technology costs.

Capital Intensity

Capital intensity decreased this quarter and year to date as a result of changes in additions to property, plant and equipment as described above, as well as the increases in revenue described previously in this MD&A.

Rogers Communications Inc.	16	Third Quarter 2015

Review of Consolidated Performance

This section discusses our consolidated operating income, net income, and other expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,345	1,312	3	3,806	3,786	1
Deduct (add):
Stock-based compensation	13	9	44	39	25	56
Depreciation and amortization	576	533	8	1,697	1,584	7
Restructuring, acquisition and other	37	91	(59)	88	130	(32)
Finance costs	190	202	(6)	582	615	(5)
Other (income) expense	(59)	12	n/m	(36)	11	n/m
Income taxes	124	133	(7)	354	377	(6)

Net income	464	332	40	1,082	1,044	4

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

n/m - not meaningful

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

●	the vesting of stock options and share units; and
●	changes in the market price of RCI Class B shares; offset by
●

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for information about equity derivatives.

The changes for this quarter and year to date are as follows:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Impact of vesting	14	11	43	34
Impact of change in price	10	(6)	6	(39)
Equity derivatives, net of interest receipt	(11)	4	(10)	30

Total stock-based compensation	13	9	39	25

Restructuring, acquisition and other

This quarter and year to date, we incurred $37 million and $88 million, respectively, (2014 - $91 million and $130 million) in restructuring, acquisition and other expenses, comprised of:

●

$21 million and $61 million, respectively, (2014 - $79 million and $113 million) of restructuring expenses. Expenses this quarter primarily reflect severance costs associated with the targeted restructuring of our employee base. Expenses for the year to date also include the write-off of certain programming rights that are no longer usable following a reorganization of the OMNI television stations. In 2014, restructuring expenses related to the reorganization associated with the implementation of the Rogers 3.0 reorganization plan; and

●	$16 million and $27 million, respectively, (2014 - $12 million and $17 million) of acquisition-related transaction costs, contract termination costs, and other costs.

Rogers Communications Inc.	17	Third Quarter 2015

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Depreciation	536	492	9	1,576	1,460	8
Amortization	40	41	(2)	121	124	(2)

Total depreciation and amortization	576	533	8	1,697	1,584	7

Total depreciation and amortization increased this quarter and year to date as a result of:

●	significant recent investment and rollout of new customer equipment at Cable in recent years, mostly in next generation NextBox digital TV set-top boxes which are depreciated over three years; and
●	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets.

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Interest on borrowings [1]	189	199	(5)	571	584	(2)
Interest on post-employment benefits liability	3	2	50	8	5	60
Loss on repayment of long-term debt	-	-	-	7	29	(76)
Loss on foreign exchange	3	4	(25)	9	6	50
Capitalized interest	(9)	(7)	29	(24)	(20)	20
Other	4	4	-	11	11	-

Total finance costs	190	202	(6)	582	615	(5)

[1]	Borrowings include interest on long-term debt and short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

The decreases in interest on borrowings this quarter and year to date were a result of a decrease in the weighted average interest rate on our outstanding debt, partially offset by an increase in our outstanding debt. As at September 30, 2015, our borrowings had a weighted average cost of financing of 4.62% (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.0 years (December 31, 2014 - 10.8 years).

Loss on repayment of long-term debt

We recognized a $7 million loss on repayment of long-term debt year to date (2014 - $29 million loss) related to debt derivatives associated with the repayment or repurchase of certain senior notes in March 2015 and March 2014. These losses were deferred in the hedging reserve until maturity of the notes and were then recognized in net income. The 2015 and 2014 losses relate to transactions in 2008 and 2013 wherein foreign exchange rates on the related debt derivatives were updated to then-current rates. See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Other (income) expense

The increases in other income this quarter and year to date are a result of:

●	a $102 million gain on acquisition of Mobilicity; partially offset by
●

lower equity income pertaining to our various investments and joint ventures, which included a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures, partially offset by a gain related to tax recoveries in one of our joint ventures.

Rogers Communications Inc.	18	Third Quarter 2015

Income taxes

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2015	2014	2015	2014

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Income before income taxes	588	465	1,436	1,421
Computed income tax expense	156	123	381	377
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) stock-based compensation	2	-	2	(6)
Revaluation of deferred tax balances due to legislative changes	-	-	6	-
Non-taxable gain on acquisition	(27)	-	(27)	-
Other items	(7)	10	(8)	6

Total income taxes	124	133	354	377

Effective income tax rate	21.1%	28.6%	24.7%	26.5%
Cash income taxes (received) paid	(66)	112	190	358

The effective income tax rates for this quarter and year to date were lower than the statutory tax rate primarily as a result of the non-taxable gain on the acquisition of Mobilicity. The year to date effective tax rate was also affected by a deferred tax revaluation due to an increase in the Alberta corporate income tax rate.

In line with our previous expectations, cash income taxes paid decreased this quarter and year to date through the utilization of tax loss carryforwards acquired as part of the Mobilicity transaction, which resulted in a refund of installments paid earlier in the year.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five-year amortization period beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2015 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information” for more information.

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Net income	464	332	40	1,082	1,044	4
Basic earnings per share	$ 0.90	$ 0.64	41	$ 2.10	$ 2.03	3
Diluted earnings per share	$ 0.90	$ 0.64	41	$ 2.09	$ 1.97	6

Rogers Communications Inc.	19	Third Quarter 2015

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,345	1,312	3	3,806	3,786	1
Deduct (add):
Depreciation and amortization	576	533	8	1,697	1,584	7
Finance costs [2]	190	202	(6)	575	586	(2)
Other (income) expense [3]	(29)	12	n/m	(6)	11	n/m
Income taxes [4]	136	160	(15)	381	428	(11)

Adjusted net income [1]	472	405	17	1,159	1,177	(2)

Adjusted basic earnings per share [1]	$ 0.92	$ 0.79	16	$ 2.25	$ 2.29	(2)
Adjusted diluted earnings per share [1]	$ 0.91	$ 0.78	17	$ 2.24	$ 2.28	(2)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $7 million loss on repayment of long-term debt for the nine months ended September 30, 2015 (2014 - $29 million loss).
[3]

Other (income) expense excludes a $102 million gain on acquisition of Mobilicity and a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

[4]

Income taxes exclude the $12 million recovery (2014 - $27 million recovery) for the three months ended September 30, 2015 and the $27 million recovery (2014 - $51 million recovery) for the nine months ended September 30, 2015 related to the income tax impact for adjusted items. The nine months ended September 30, 2015 was partially offset by the tax impact of legislative changes.

Rogers Communications Inc.	20	Third Quarter 2015

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Cash from operations before changes in non-cash working capital	1,345	1,258	3,740	3,666
Change in non-cash operating working capital items	279	172	(115)	7
	1,624	1,430	3,625	3,673
Income taxes received (paid)	66	(112)	(190)	(358)
Interest paid	(234)	(261)	(638)	(648)

Cash provided by operating activities	1,456	1,057	2,797	2,667

Investing activities:
Additions to property, plant and equipment	(571)	(638)	(1,667)	(1,702)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(71)	38	(209)	(51)
Additions to program rights	(93)	(113)	(111)	(135)
Acquisitions and other strategic transactions, net of cash acquired	(471)	-	(1,072)	(3,301)
Other	(4)	7	(38)	16

Cash used in investing activities	(1,210)	(706)	(3,097)	(5,173)

Financing activities:
Proceeds received on short-term borrowings	26	25	272	221
Repayment of short-term borrowings	(184)	(46)	(255)	(84)
Issuance of long-term debt	1,366	300	4,816	2,882
Repayment of long-term debt	(1,225)	(300)	(4,144)	(2,021)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	1,059	2,150
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	(905)	(2,115)
Transaction costs incurred	-	-	-	(30)
Dividends paid	(247)	(235)	(730)	(694)

Cash (used in) provided by financing activities	(264)	(256)	113	309

Change in cash and cash equivalents	(18)	95	(187)	(2,197)
Cash and cash equivalents, beginning of period	7	9	176	2,301
(Bank advances) cash and cash equivalents, end of period	(11)	104	(11)	104

Operating activities

The 38% increase in cash provided by operating activities this quarter was a result of higher adjusted operating profit, a refund of income tax installments paid in the year in connection with the Mobilicity transaction, lower interest paid, and higher net funding provided by non-cash working capital. The 5% increase in cash provided by operating activities year to date was negatively impacted by a higher net investment in net non-cash working capital, which primarily reflects the timing of payments of accounts payable.

Investing activities

Additions to property, plant and equipment

We spent $571 million this quarter and $1,667 million year to date on additions to property, plant and equipment before changes in non-cash working capital items, which was lower than the same periods in 2014. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

This quarter, we paid $471 million mainly related to the acquisition of Mobilicity and certain dealer stores. Year to date, we also paid $27 million related to the acquisition of 2500 MHz spectrum licences, $102 million for the final payment for Shaw Communications Inc. (Shaw) spectrum licences (including $2 million of related transaction

Rogers Communications Inc.	21	Third Quarter 2015

costs), and $473 million related to our Glentel investment. In the nine months ended September 30, 2014, we paid $3,301 million related to the acquisition of 700 MHz spectrum licences.

Financing activities

Accounts receivable securitization

The $26 million and $272 million (2014 - $25 million and $221 million) of funding we received this quarter and year to date, respectively, under our accounts receivable securitization program and the related $184 million and $255 million (2014 - $46 million and $84 million) of repayments we made this quarter and year to date, respectively, changed our total funding under the program to $859 million as at September 30, 2015 (December 31, 2014 - $842 million). Effective January 2015, we amended the terms of the program, increasing the maximum potential proceeds under the program to $1.05 billion and extending the term to January 1, 2018.

Bank credit and letter of credit facilities

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (non-revolving credit facility) in addition to our existing $2.5 billion credit facility (revolving credit facility). The new credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

This quarter, we borrowed $1.4 billion (2014 - $0.3 billion) under our revolving and non-revolving credit facilities and repaid $1.2 billion (2014 - $0.3 billion). Year to date, we have borrowed $4.8 billion (2014 - $0.8 billion) and repaid $3.0 billion (2014 - $0.8 billion).

As at September 30, 2015, we had $1.8 billion (December 31, 2014 - nil) outstanding under our revolving and non-revolving credit facilities.

As at September 30, 2015, we had available liquidity of $1.7 billion (December 31, 2014 - $2.5 billion) under our $3.6 billion of revolving and non-revolving credit facilities and letters of credit (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $1.8 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Issuance of senior notes

We did not issue new senior notes this quarter or year to date.

The table below provides a summary of the senior notes we issued during the nine months ended September 30, 2014.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1]	Transaction costs and discounts [2]

March 10, 2014	250	2017	Floating	100.00%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US$750	2044	5.00%	99.231%	832

Total					2,082	24

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

During the nine months ended September 30, 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes that were due in March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million, resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

Rogers Communications Inc.	22	Third Quarter 2015

During the nine months ended September 30, 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes that were due in March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million, resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

Dividends

In January 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of $0.48 per share. This quarter and year to date, we paid out dividends of $247 million and $730 million, respectively (2014 - $235 million and $694 million).

The table below shows when dividends were declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247

February 12, 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,345	1,312	3	3,806	3,786	1
Deduct (add):
Additions to property, plant and equipment [2]	571	638	(11)	1,667	1,702	(2)
Interest on borrowings, net of capitalized interest	180	192	(6)	547	564	(3)
Cash income taxes (received) paid [3]	(66)	112	n/m	190	358	(47)

Free cash flow [1]	660	370	78	1,402	1,162	21

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not a defined term under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment excludes purchases of spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 78% increase in free cash flow this quarter and 21% increase year to date was a result of higher adjusted operating profit, lower additions to property, plant and equipment, lower interest on borrowings (net of capitalization) as a result of the decrease in the weighted average interest rate on our outstanding debt, and lower cash income taxes resulting from a refund of income tax installments paid in the year in connection with the acquisition of Mobilicity.

Rogers Communications Inc.	23	Third Quarter 2015

Overview of Financial Position

Consolidated statements of financial position

	As at September 30	As at December 31
(In millions of dollars)	2015	2014	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	-	176	(176)	(100)	See “Managing our Liquidity and Financial Resources” for more information.
Accounts receivable	1,648	1,591	57	4	Reflects higher subscriber receivables as a result of increased subscriber levels, business seasonality, and timing of collections.
Inventories	269	251	18	7	Reflects higher Wireless handset inventory as a result of business seasonality.
Other current assets	240	191	49	26	Reflects an increase in prepaid expenses.
Current portion of derivative instruments	178	136	42	31	Reflects changes in market values of debt and expenditure derivatives primarily as a result of the depreciation of the Cdn$ relative to the US$, offset by the settlement and maturity of other derivatives discussed in “Financial Risk Management”.
Total current assets	2,335	2,345	(10)	-

Property, plant and equipment	10,758	10,655	103	1	Reflects additions to property, plant and equipment, partially offset by depreciation. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	7,274	6,588	686	10	Reflects spectrum licence additions from Mobilicity, Shaw, and the 2500 MHz auction; partially offset by amortization of other intangible assets.
Investments	2,274	1,898	376	20	Reflects the investment addition of Glentel Inc, partially offset by unrealized mark-to-market losses on available for sale investments.
Derivative instruments	1,742	788	954	121	See “Current portion of derivative instruments” for more information.
Other long-term assets	211	356	(145)	(41)	Primarily reflects the utilization of $250 million of deposits for the Shaw spectrum licences.
Deferred tax assets	9	9	-	-	n/m
Goodwill	3,887	3,883	4	-	n/m

Total assets	28,490	26,522	1,968	7
Liabilities and shareholders’ equity
Current liabilities:
Bank advances	11	-	11	n/m	See “Managing our Liquidity and Financial Resources” for more information.
Short-term borrowings	859	842	17	2	Reflects net funding received under the accounts receivable securitization program.
Accounts payable and accrued liabilities	2,337	2,578	(241)	(9)	Reflects a decrease in trade payables as a result of business seasonality and lower accrued interest on long-term debt as a result of the timing of scheduled payments.
Income tax payable	86	47	39	83	Reflects the excess of income tax payable over tax installments paid to date.
Current portion of provisions	12	7	5	71	n/m
Unearned revenue	410	443	(33)	(7)	Reflects decreases pertaining to our loyalty programs and the realization of other customer deposits; partially offset by increases in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	1,000	963	37	4	n/m
Current portion of derivative instruments	52	40	12	30	See “Financial Risk Management” for more information.
Total current liabilities	4,767	4,920	(153)	(3)

Provisions	51	55	(4)	(7)	n/m
Long-term debt	15,487	13,824	1,663	12	Reflects an additional $1 billion of borrowings from our non-revolving credit facility obtained in April 2015 as well as the appreciation of the US$ relative to the Cdn$. See “Financial Risk Management” for more information.
Derivative instruments	76	11	65	n/m	See “Current portion of derivative instruments” for more information.
Other long-term liabilities	530	462	68	15	Reflects the liability related to our planned divestiture of Glentel’s international operations partially offset by a decrease in long-term pension obligations.
Deferred tax liabilities	1,831	1,769	62	4	n/m
Total liabilities	22,742	21,041	1,701	8

Shareholders’ equity	5,748	5,481	267	5	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	28,490	26,522	1,968	7

Rogers Communications Inc.	24	Third Quarter 2015

Financial Condition

We had approximately $1.9 billion of available liquidity as at September 30, 2015 (December 31, 2014 - $2.8 billion), which included:

●	nil cash and cash equivalents (December 31, 2014 - $0.2 billion);
●	$1.7 billion available under our bank credit facilities (December 31, 2014 - $2.5 billion); and
●	$0.2 billion available under our accounts receivable securitization program (December 31, 2014 - $0.06 billion).

In addition to the sources of available liquidity noted above, we held $1.0 billion of marketable securities in publicly-traded companies as at September 30, 2015 (December 31, 2014 - $1.1 billion).

Our borrowings had a weighted average cost of financing of 4.62% as at September 30, 2015 (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.0 years (December 31, 2014 - 10.8 years). This comparative decline in our 2015 weighted average interest rate reflects the combined effects of:

●	greater utilization of our securitization program and bank credit facilities; and
●	scheduled repayment of relatively more expensive debt in March 2015.

As at September 30, 2015, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the fourth quarter of 2014, being:

●	Moody’s Ratings Services: Baa1 with a stable outlook (affirmed in June 2015);
●	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (affirmed in June 2015); and
●	Fitch Ratings: BBB+ with a negative outlook (affirmed in June 2015).

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2014 Annual MD&A. We use derivative instruments from time to time to manage financial risks related to our business activities. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 82.0% of our outstanding debt, including short-term borrowings, as at September 30, 2015 (December 31, 2014 - 92.7%). We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives

We did not enter into any new debt derivatives this quarter or year to date.

During the three and nine months ended September 30, 2015 and 2014, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes.

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)

March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of the related senior notes in March 2015, a $7 million non-cash loss (2014 - $29 million non-cash loss) that was previously deferred in the hedging reserve, was recognized in net income during the nine months ended September 30, 2015. This loss relates to transactions in 2013 (2014 - transactions in 2008 and 2013) wherein contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

As at September 30, 2015, we had US$5.2 billion in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

Rogers Communications Inc.	25	Third Quarter 2015

Bond forwards

We did not enter into any new bond forwards or settle any existing bond forwards this quarter or year to date. As at September 30, 2015, we had $1.9 billion notional amount of bond forwards outstanding (December 31, 2014 - $1.9 billion), all of which were designated as hedges for accounting purposes.

Expenditure derivatives

This quarter, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$360 million of Rogers’ US dollar-denominated gross forecasted expenditures for 2016. The US$360 million of anticipated expenditures was hedged at an average rate of $1.32/US$, which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $474 million. Year to date, we entered into foreign currency forward contracts to fix the exchange rate on US$690 million of anticipated expenditures. These were hedged at an average rate of $1.27/US$, which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $877 million.

As at September 30, 2015, we had US$1.07 billion of expenditure derivatives outstanding with terms to maturity ranging from October 2015 to December 2016 at an average rate of $1.20/US$. This quarter, we settled US$225 million (2014 - US$225 million) of expenditure derivatives for $252 million (2014 - $232 million). Year to date, we settled US$585 million (2014 - US$675 million) of expenditure derivatives for $649 million (2014 - $690 million)

Equity derivatives

As at September 30, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.04	5,409	1,779
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,065	1.20	1,277	141
Bond forwards accounted for as cash flow hedges:
As liabilities	-	-	1,900	(103)
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	(25)

Net mark-to-market asset				1,792

	As at December 31, 2014
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,725	1.04	5,952	853
As liabilities	305	1.19	362	(7)
Net mark-to-market asset debt derivatives	6,030	1.05	6,314	846
Bond forwards accounted for as cash flow hedges:
As assets	-	-	250	1
As liabilities	-	-	1,650	(14)
Net mark-to-market liability bond forwards			1,900	(13)
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.09	1,050	70
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	(30)

Net mark-to-market asset				873

Rogers Communications Inc.	26	Third Quarter 2015

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities without adjustment for credit risk, short-term borrowings, and bank advances less cash and cash equivalents.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2015	2014

Long-term debt [1]	16,589	14,895
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,908)	(885)
Short-term borrowings	859	842
Bank advances (cash and cash equivalents)	11	(176)

Adjusted net debt [3]	15,551	14,676

Adjusted net debt / adjusted operating profit [3,4]	3.1	2.9

[1]

Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts. Includes current and long-term debt portions plus deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

Effective September 30, 2015, we have retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes. As at September 30, 2015, the net debt derivative assets presented in the table above consist of the credit-adjusted net debt derivative assets of $1,779 million (December 31, 2014 - $846 million) and the credit risk adjustment of $129 million (December 31, 2014 - $39 million).

[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last 12 consecutive months.

In addition to the cash and cash equivalents as at September 30, 2015 noted above, we held $1,008 million of marketable securities in publicly-traded companies (December 31, 2014 - $1,130 million).

The adjusted net debt increased by $1.0 billion from December 31, 2014. See “Overview of Financial Position” for more information. Our long-term target ratio for adjusted net debt / adjusted operating profit is a range of 2.0 to 2.5.

Outstanding common shares

	As at September 30	As at December 31
	2015	2014

Common shares outstanding
Class A Voting	112,438,992	112,448,000
Class B Non-Voting [1]	402,307,676	402,297,667

Total common shares	514,746,668	514,745,667

Options to purchase Class B Non-Voting shares
Outstanding options	5,729,285	5,759,786
Outstanding options exercisable	2,859,007	3,363,046

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	27	Third Quarter 2015

Commitments and Contractual Obligations

See our 2014 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 21, and 29 of our 2014 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2014 Annual MD&A, since December 31, 2014.

Regulatory Developments

Please see our 2014 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 13, 2015. The following is a list of the significant regulatory developments since that date.

Rogers NHL GameCentre LIVE GamePlus

On March 16, 2015, the CRTC denied a complaint by certain companies claiming that the Rogers NHL GameCentre LIVE GamePlus, the exclusive content tier of Rogers NHL GameCentre LIVE, violates CRTC regulations.

Television services distribution

On March 19, 2015, the CRTC released the third of its decisions (“the Decision”) related to its Let’s Talk TV (LTTV) proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks, beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC also adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a Broadcasting Distribution Undertaking (BDU), we will be permitted to continue to offer our existing basic service and programming packages. The CRTC has also revised its “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Wholesale Code (formerly known as the Vertical Integration (VI) Code). A new proceeding was announced to address these proposed changes. On September 24, 2015, in Broadcasting Regulatory Policy CRTC 2015-438, the CRTC released the final Wholesale Code, which will become effective on January 22, 2016. It sets out the rules that will govern negotiations between programmers and BDUs to move to a pick and pay regime. All licensed programmers and BDUs will be required to comply with the Wholesale Code.

The Decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available à la carte and in pick-packs or in smaller pre-assembled packages and abide by the Wholesale Code. The Decision also addressed access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services.

On March 26, 2015, in the final decision related to LTTV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers and to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers. The Decision also introduced new requirements for both BDUs and broadcasters related to the provision of services to persons with disabilities.

AWS-3 spectrum licence auction

On March 6, 2015, Industry Canada announced the results of its Advanced Wireless Services (AWS-3) wireless spectrum licence auction of the 1755-1780 MHz and 2155-2180 MHz bands. Rogers did not acquire any spectrum licences in this auction.

Rogers Communications Inc.	28	Third Quarter 2015

CRTC review of basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation 2015-134. The CRTC will examine which telecommunications services Canadians require in order to participate meaningfully in the digital economy as well as the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians. Initial comments were due on July 14, 2015. A public hearing will commence on April 11, 2016.

CRTC regulatory framework for wholesale mobile wireless services

On May 5, 2015, the CRTC released its decision on the regulatory framework for wholesale mobile wireless services (Telecom Regulatory Policy 2015-177). The CRTC determined it is necessary to regulate the rates that Rogers Communications, Bell Mobility (Bell), and Telus Communications Inc. (Telus) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file, on November 4, 2015, proposed cost-based tariffs for wholesale roaming on. The CRTC approved, on an interim basis and pending its final determination on the proposed tariffs, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. This rate is equal to the highest rate charged by each of Rogers, Bell, and Telus to any other Canadian wireless carrier for each of GSM-based voice, text, and data wholesale roaming as of the date of the decision. Rogers, Bell, and Telus are permitted to charge GSM-based wholesale roaming rates that are below these maximum rates.

The CRTC recommended that the Canadian government repeal section 27.1 of the Telecommunications Act, which came into effect in June 2014 and capped domestic wholesale mobile wireless roaming rates at average retail rates, to allow the price for the provision of all other wholesale roaming services to return to being governed by market forces as soon as possible. On July 1, 2015, section 27.1 was repealed by the government.

The CRTC further determined that it is not appropriate to mandate wholesale Mobile Virtual Network Operator access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

2500 MHz spectrum licence auction

On May 12, 2015, Industry Canada announced the results of the 2500 MHz wireless spectrum licence auction. Rogers was awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in locations where we were under the 40 MHz paired auction cap.

CRTC Wireless Code

On May 19, 2015, the Federal Court of Appeal dismissed the Rogers, Bell, Telus, MTS, and SaskTel appeal of the CRTC decision to apply the Wireless Code to all contracts on June 3, 2015, regardless of when the contract was signed. This means the Code retroactively captured three-year contracts entered into between June 3, 2012 and December 2, 2013.

Acquisitions and spectrum licence transfers

On June 24, 2015, Rogers received Industry Canada approval for a number of spectrum licence transfers and subordinate licences related to our acquisition of Shaw’s AWS-1 spectrum licences and our acquisition of Mobilicity. We obtained AWS-1 spectrum licences in British Columbia and Alberta from Shaw after exercising a previously acquired option. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to WIND for nominal cash proceeds. Subsequent to the acquisition of Mobilicity, Rogers swapped Mobilicity’s AWS-1 spectrum (C block) for Wind’s AWS-1 spectrum (B block), both of which are in Southern Ontario, ultimately giving Rogers spectrum that is contiguous with Rogers’ A block in Southern Ontario. The remaining Mobilicity spectrum licences in Alberta, BC and Ontario were transferred to WIND for nominal cash proceeds.

Rogers Communications Inc.	29	Third Quarter 2015

CRTC review of wholesale wireline telecommunications services

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326). The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-access facilities. Regulated rates will continue to be based on long-run increment cost studies.

600 MHz spectrum licence band

On August 14, 2015, Industry Canada released a decision regarding the reallocation of spectrum licences in the 600 MHz band for mobile services. Canada will reallocate the same amount of spectrum licences as the US, following the US incentive auction scheduled for 2016. TV channels currently using the 600 MHz band spectrum that will be auctioned for mobile services will be given a new channel in the new allotment plan and will be provided with a minimum of 18 months to complete the transition. Certain Rogers over-the-air TV Channels will be transitioned. No decision has been made regarding transition funding of affected TV channels. Additional consultations are expected before the Canadian auction of this spectrum, which is expected to occur in 2017.

CRTC review of local and community programming

On September 14, 2015, the CRTC announced a proceeding to review the policy framework for local and community programming (Broadcasting Notice of Consultation 2015-421) with comments due October 29, 2015. An oral hearing is scheduled for January 25, 2016.

Rogers Communications Inc.	30	Third Quarter 2015

Updates to Risks and Uncertainties

Please see our 2014 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 13, 2015, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties:

System access fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed. The plaintiffs applied for an order permitting them to amend the Statement of Claim to reintroduce the claims with which they were not permitted to proceed in the 2007 certification decision. In 2014, the court denied this application.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. A decision from the Manitoba Court of Appeal is pending. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. We have not recorded a liability for this contingency.

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. We have not recorded a liability for this contingency.

Rogers Communications Inc.	31	Third Quarter 2015

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in total, will have a material adverse effect on our business or financial results or condition. If it becomes probable that we will be held liable for claims against us, we will record a provision in our consolidated financial statements during the period in which the change in probability occurs, which could be material to our Condensed Consolidated Statements of Income or Condensed Consolidated Statements of Financial Position.

Rogers Communications Inc.	32	Third Quarter 2015

Critical Accounting Policies and Estimates

Please see our 2014 Annual MD&A and our 2014 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations. There were no changes to these policies and estimates this quarter.

Recent accounting pronouncements not yet adopted

We are required to adopt the following new or revised accounting standards on or after January 1, 2016, at the earliest. We are assessing the impact of adopting these new or revised standards on our forthcoming interim and annual consolidated financial statements.

●	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
●	IFRS 9, Financial Instruments (effective January 1, 2018)
●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets (effective January 1, 2016)
●	Amendments to IFRS 11, Joint Arrangements (effective January 1, 2016)

In July 2015, the IASB voted to defer the application date of IFRS 15 from January 1, 2017 to January 1, 2018.

We have not yet adopted certain additional accounting standards, interpretations, and amendments that were previously issued but are not yet effective. See our 2014 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

We have entered into business transactions with companies whose partners or senior officers are Directors of Rogers, including:

●	the non-executive chairman of a law firm that provides an immaterial portion of the Company’s legal services;
●	the chairman of a company that provides printing services to the Company; and
●	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015);

We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Printing, legal services, and commission paid on premiums for insurance coverage	7	8	24	28

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit Committee of our Board of Directors. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2015 and September 30, 2014.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our business segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our business segments, refer to our 2014 Annual MD&A.

Rogers Communications Inc.	33	Third Quarter 2015

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for adjusted operating profit or additions to property, plant and equipment, which were provided on January 29, 2015, or the updated consolidated guidance ranges for free cash flow, which were provided on July 23, 2015. See “About Forward-Looking Information” in this MD&A and in our 2014 Annual MD&A. Free cash flow is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2014 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS. They include:

●	Subscriber counts;
●	Subscriber churn;
●	Average revenue per user (ARPU);
●	Average revenue per account (ARPA); and
●	Capital intensity.

Average revenue per account - Wireless

Average revenue per account (ARPA) helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each Wireless postpaid account is represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless ARPA by dividing total Wireless postpaid network revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

Rogers Communications Inc.	34	Third Quarter 2015

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit and related margin

●       To evaluate the performance of our businesses and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

●       We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

●       We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted operating profit:

Net income

add (deduct)

income taxes, other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets.

Adjusted operating profit margin:

Adjusted operating profit

divided by

Operating revenue (network revenue for Wireless).

Net income

Adjusted net income Adjusted basic and diluted earnings per share

●       To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, gains on sale of investments, (gain) on acquisitions, losses on non-controlling interest purchase obligations, losses on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow	● To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
● We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	● To conduct valuation-related analysis and make decisions about capital structure. ● We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.

Long-term debt

Adjusted net debt / adjusted operating profit	● To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12 months trailing adjusted operating profit (defined above).	Long-term debt divided by net income
● We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	35	Third Quarter 2015

Reconciliation of adjusted operating profit
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Net income	464	332	1,082	1,044
Add (deduct):
Income taxes	124	133	354	377
Other (income) expense	(59)	12	(36)	11
Finance costs	190	202	582	615
Restructuring, acquisition and other	37	91	88	130
Depreciation and amortization	576	533	1,697	1,584
Stock-based compensation	13	9	39	25

Adjusted operating profit	1,345	1,312	3,806	3,786

Reconciliation of adjusted net income
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Net income	464	332	1,082	1,044
Add (deduct):
Stock-based compensation	13	9	39	25
Restructuring, acquisition and other	37	91	88	130
Gain on acquisition of Mobilicity	(102)	-	(102)	-
Loss on non-controlling interest purchase obligation	72	-	72	-
Loss on repayment of long-term debt	-	-	7	29
Income tax impact of above items	(12)	(27)	(33)	(51)
Income tax adjustment, legislative tax change	-	-	6	-

Adjusted net income	472	405	1,159	1,177

Reconciliation of adjusted earnings per share
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Adjusted basic earnings per share:
Adjusted net income	472	405	1,159	1,177
Divided by: weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	0.92	0.79	2.25	2.29

Adjusted diluted earnings per share:
Adjusted net income	472	405	1,159	1,177
Divided by: diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share	0.91	0.78	2.24	2.28

Rogers Communications Inc.	36	Third Quarter 2015

Reconciliation of free cash flow
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Cash provided by operating activities	1,456	1,057	2,797	2,667
Add (deduct):
Additions to property, plant and equipment	(571)	(638)	(1,667)	(1,702)
Interest on borrowings, net of capitalized interest	(180)	(192)	(547)	(564)
Restructuring, acquisition and other	37	91	88	130
Interest paid	234	261	638	648
Change in non-cash working capital	(279)	(172)	115	(7)
Other adjustments	(37)	(37)	(22)	(10)

Free cash flow	660	370	1,402	1,162
Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit [1]
	As at September 30		As at December 31
(In millions of dollars)	2015		2014

Current portion of long-term debt		1,000		963
Long-term debt		15,487		13,824
Deferred transaction costs and discounts		102		108
		16,589		14,895
Add (deduct):
Net debt derivative assets		(1,779)		(846)
Credit risk adjustment related to net debt derivatives		(129)		(39)
Short-term borrowings		859		842
Bank advances (cash and cash equivalents)		11		(176)

Adjusted net debt		15,551		14,676

	As at September 30		As at December 31
(In millions of dollars, except ratios)	2015		2014

Adjusted net debt / adjusted operating profit
Adjusted net debt		15,551		14,676
Divided by: trailing 12 month adjusted operating profit		5,039		5,019

Adjusted net debt / adjusted operating profit		3.1		2.9

[1]

Effective September 30, 2015, we have retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

Rogers Communications Inc.	37	Third Quarter 2015

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2015			2014				2013
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenue
Wireless	1,973	1,903	1,794	1,898	1,880	1,800	1,727	1,851
Cable	871	869	870	871	864	872	860	871
Business Solutions	94	94	94	97	96	95	94	98
Media	473	582	464	544	440	475	367	453
Corporate items and intercompany eliminations	(27)	(45)	(47)	(44)	(28)	(30)	(28)	(30)
Total operating revenue	3,384	3,403	3,175	3,366	3,252	3,212	3,020	3,243

Adjusted operating profit (loss)
Wireless	879	841	765	725	888	843	790	696
Cable	416	414	402	424	409	423	409	433
Business Solutions	31	27	28	34	32	28	28	29
Media	58	90	(32)	78	23	54	(24)	49
Corporate items and intercompany eliminations	(39)	(35)	(39)	(28)	(40)	(35)	(42)	(40)
Adjusted operating profit [1]	1,345	1,337	1,124	1,233	1,312	1,313	1,161	1,167
Deduct (add):
Stock-based compensation	13	14	12	12	9	11	5	18
Depreciation and amortization	576	562	559	560	533	532	519	508
Restructuring, acquisition and other	37	42	9	43	91	30	9	24
Finance costs	190	182	210	202	202	188	225	196
Other (income) expense	(59)	26	(3)	(10)	12	9	(10)	(14)
Net income before income taxes	588	511	337	426	465	543	413	435
Income taxes	124	148	82	129	133	138	106	115
Net income	464	363	255	297	332	405	307	320

Earnings per share:
Basic	0.90	0.70	0.50	0.58	0.64	0.79	0.60	0.62
Diluted	0.90	0.70	0.48	0.57	0.64	0.76	0.57	0.62

Net income	464	363	255	297	332	405	307	320
Add (deduct):
Stock-based compensation	13	14	12	12	9	11	5	18
Restructuring, acquisition and other	37	42	9	43	91	30	9	24
Gain on acquisition of Mobilicity	(102)	-	-	-	-	-	-	-
Loss on non-controlling interest purchase obligation	72	-	-	-	-	-	-	-
Loss on repayment of long-term debt	-	-	7	-	-	-	29	-
Income tax impact of above items	(12)	(13)	(8)	(11)	(27)	(14)	(10)	(5)
Income tax adjustment, legislative tax change	-	6	-	14	-	-	-	-
Adjusted net income [1]	472	412	275	355	405	432	340	357

Adjusted earnings per share [1]:
Basic	0.92	0.80	0.53	0.69	0.79	0.84	0.66	0.69
Diluted	0.91	0.80	0.53	0.69	0.78	0.84	0.66	0.69

Additions to property, plant and equipment	571	621	475	664	638	576	488	703
Free cash flow [1]	660	476	266	275	370	436	356	109
Cash provided by operating activities	1,456	1,114	227	1,031	1,057	1,202	408	1,072

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	38	Third Quarter 2015

Summary of financial information of long-term debt guarantor

As at September 30, 2015, our outstanding public debt, $1.0 billion and $2.5 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCP, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidated summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended September 30 (unaudited) (In millions of dollars)	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidating adjustments[1,2]		Total
	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Selected Income Statement data measure:
Revenue	7	5	2,880	2,799	534	479	(37)	(31)	3,384	3,252
Net Income (loss)	464	332	641	690	185	(79)	(826)	(611)	464	332

Nine months ended September 30	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidating adjustments[1,2]		Total
(unaudited)	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In millions of dollars)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Selected Income Statement data measure:
Revenue	19	15	8,414	8,162	1,676	1,403	(147)	(96)	9,962	9,484
Net Income (loss)	1,082	1,044	1,886	2,109	128	(287)	(2,014)	(1,822)	1,082	1,044

As at period end	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidating adjustments[1,2]		Total
(unaudited)	Sep. 30	Dec. 31	Sep. 30	Dec. 31	Sep. 30	Dec. 31	Sep. 30	Dec. 31	Sep. 30	Dec. 31
(In millions of dollars)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Selected Balance Sheet data measure:
Current assets	23,911	18,530	18,590	13,764	8,276	1,775	(48,442)	(31,724)	2,335	2,345
Non-current assets	26,379	23,760	16,733	16,347	26,652	24,612	(43,609)	(40,542)	26,155	24,177
Current liabilities	23,599	17,701	10,111	6,716	21,145	13,870	(50,088)	(33,367)	4,767	4,920
Non-current liabilities	17,471	15,619	372	443	463	1,220	(331)	(1,161)	17,975	16,121

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	39	Third Quarter 2015

About Forward-Looking Information

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

●

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

●

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

●	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:

●	revenue
●	adjusted operating profit
●	additions to property, plant and equipment
●	cash income tax payments
●	free cash flow
●	dividend payments
●	expected growth in subscribers and the services to which they subscribe
●	the cost of acquiring subscribers and deployment of new services
●	continued cost reductions and efficiency improvements
●	the growth of new products and services
●	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

●	general economic and industry growth rates
●	currency exchange rates and interest rates
●	product pricing levels and competitive intensity
●	subscriber growth
●	pricing, usage and churn rates
●	changes in government regulation
●	technology deployment
●	availability of devices
●	timing of new product launches
●	content and equipment costs
●	the integration of acquisitions
●	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered, announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

●	new interpretations and new accounting standards from accounting standards bodies
●	regulatory changes
●	technological change
●	economic conditions
●	unanticipated changes in content or equipment costs
●	changing conditions in the entertainment, information, and communications industries
●	the integration of acquisitions
●	litigation and tax matters
●	the level of competitive intensity
●	the emergence of new opportunities.

Rogers Communications Inc.	40	Third Quarter 2015

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2014 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

# # #

Rogers Communications Inc.	41	Third Quarter 2015

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Three and nine months ended September 30, 2015 and 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014

Operating revenue		3,384	3,252	9,962	9,484

Operating expenses:
Operating costs	4	2,052	1,949	6,195	5,723
Depreciation and amortization		576	533	1,697	1,584
Restructuring, acquisition and other	5	37	91	88	130
Finance costs	6	190	202	582	615
Other (income) expense	7	(59)	12	(36)	11

Income before income taxes		588	465	1,436	1,421
Income taxes		124	133	354	377

Net income for the period		464	332	1,082	1,044

Earnings per share:
Basic	8	$ 0.90	$ 0.64	$ 2.10	$ 2.03
Diluted	8	$ 0.90	$ 0.64	$ 2.09	$ 1.97

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Third Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014

Net income for the period		464	332	1,082	1,044

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
(Decrease) increase in fair value		(103)	(17)	(114)	173
Related income tax recovery (expense)		13	1	15	(24)

		(90)	(16)	(99)	149

Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments		698	414	1,203	506
Reclassification to net income of gain on debt derivatives		(444)	(320)	(1,003)	(358)
Reclassification to net income for loss on repayment of long-term debt	9	-	-	7	29
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(48)	(13)	(104)	(47)
Reclassification to net income for accrued interest		(16)	2	(40)	2
Related income tax expense		(56)	(37)	(62)	(39)

		134	46	1	93

Share of other comprehensive income of equity-accounted investments, net of tax		19	-	24	-

Other comprehensive income (loss) for the period		63	30	(74)	242

Comprehensive income for the period		527	362	1,008	1,286

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2015	2014

Assets

Current assets:
Cash and cash equivalents		-	176
Accounts receivable		1,648	1,591
Inventories		269	251
Other current assets		240	191
Current portion of derivative instruments	9	178	136
Total current assets		2,335	2,345

Property, plant and equipment		10,758	10,655
Intangible assets	10	7,274	6,588
Investments	11	2,274	1,898
Derivative instruments	9	1,742	788
Other long-term assets		211	356
Deferred tax assets		9	9
Goodwill		3,887	3,883

Total assets		28,490	26,522

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		11	-
Short-term borrowings	12	859	842
Accounts payable and accrued liabilities		2,337	2,578
Income tax payable		86	47
Current portion of provisions		12	7
Unearned revenue		410	443
Current portion of long-term debt	13	1,000	963
Current portion of derivative instruments	9	52	40
Total current liabilities		4,767	4,920

Provisions		51	55
Long-term debt	13	15,487	13,824
Derivative instruments	9	76	11
Other long-term liabilities		530	462
Deferred tax liabilities		1,831	1,769
Total liabilities		22,742	21,041

Shareholders’ equity	14	5,748	5,481

Total liabilities and shareholders’ equity		28,490	26,522

Contingent liabilities	18

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting shares		Class B Non-voting shares
Nine months ended September 30, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481
Net income for the period	-	-	-	-	1,082	-	-	-	1,082

Other comprehensive (loss) income:
Available-for-sale investments, net of tax	-	-	-	-	-	(99)	-	-	(99)
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	1	-	1
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	24	24
Total other comprehensive (loss) income	-	-	-	-	-	(99)	1	24	(74)
Comprehensive income for the period	-	-	-	-	1,082	(99)	1	24	1,008

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(741)	-	-	-	(741)
Share class exchange	-	(9)	-	9	-	-	-	-	-
Shares issued on exercise of stock options	-	-	-	1	-	-	-	-	-
Total transactions with shareholders	-	(9)	-	10	(741)	-	-	-	(741)
Balances, September 30, 2015	72	112,439	402	402,308	4,513	622	105	34	5,748

	Class A Voting shares		Class B Non-voting shares
Nine months ended September 30, 2014	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2014	72	112,462	401	402,281	3,896	401	(101)	-	4,669
Net income for the period	-	-	-	-	1,044	-	-	-	1,044

Other comprehensive income:
Available-for-sale investments, net of tax	-	-	-	-	-	149	-	-	149
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	93	-	93
Total other comprehensive income	-	-	-	-	-	149	93	-	242
Comprehensive income for the period	-	-	-	-	1,044	149	93	-	1,286

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(706)	-	-	-	(706)
Shares issued on exercise of stock options	-	-	-	2	-	-	-	-	-
Total transactions with shareholders	-	-	-	2	(706)	-	-	-	(706)
Balances, September 30, 2014	72	112,462	401	402,283	4,234	550	(8)	-	5,249

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
Operating activities:
Net income for the period		464	332	1,082	1,044
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		576	533	1,697	1,584
Program rights amortization		23	15	66	47
Finance costs	6	190	202	582	615
Income taxes		124	133	354	377
Stock-based compensation	15	13	9	39	25
Post-employment benefits contributions, net of expense		24	18	(47)	(49)
Gain on acquisition of Mobilicity	16	(102)	-	(102)	-
Other		33	16	69	23
		1,345	1,258	3,740	3,666
Change in non-cash operating working capital items	19	279	172	(115)	7
		1,624	1,430	3,625	3,673
Income taxes received (paid)		66	(112)	(190)	(358)
Interest paid		(234)	(261)	(638)	(648)

Cash provided by operating activities		1,456	1,057	2,797	2,667

Investing activities:
Additions to property, plant and equipment		(571)	(638)	(1,667)	(1,702)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		(71)	38	(209)	(51)
Additions to program rights		(93)	(113)	(111)	(135)
Acquisitions and other strategic transactions, net of cash acquired	10,11,16	(471)	-	(1,072)	(3,301)
Other		(4)	7	(38)	16

Cash used in investing activities		(1,210)	(706)	(3,097)	(5,173)

Financing activities:
Proceeds received on short-term borrowings	12	26	25	272	221
Repayment of short-term borrowings	12	(184)	(46)	(255)	(84)
Issuance of long-term debt	13	1,366	300	4,816	2,882
Repayment of long-term debt	13	(1,225)	(300)	(4,144)	(2,021)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	9	-	-	1,059	2,150
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	9	-	-	(905)	(2,115)
Transaction costs incurred		-	-	-	(30)
Dividends paid		(247)	(235)	(730)	(694)

Cash (used in) provided by financing activities		(264)	(256)	113	309

Change in cash and cash equivalents		(18)	95	(187)	(2,197)
Cash and cash equivalents, beginning of period		7	9	176	2,301

(Bank advances) cash and cash equivalents, end of period		(11)	104	(11)	104

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2015

Rogers Communications Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. (RCI) is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.

Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Statement of Compliance

We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2015 (third quarter 2015 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014 (2014 financial statements). These third quarter 2015 interim financial statements were approved by the Audit Committee on October 21, 2015.

Rogers Communications Inc.	6	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The notes presented in these third quarter 2015 interim financial statements include only significant transactions and changes occurring since our last year end of December 31, 2014 and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These third quarter 2015 interim financial statements should be read in conjunction with the 2014 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and could have an impact on future periods. These changes are described in our 2014 financial statements.

●	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
●	IFRS 9, Financial Instruments (effective January 1, 2018)
●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets (effective January 1, 2016)
●	Amendments to IFRS 11, Joint Arrangements (effective January 1, 2016)

In July 2015, the IASB voted to defer the application date of IFRS 15 from January 1, 2017 to January 1, 2018.

We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 to our 2014 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is net income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other (income) expense, and income taxes.

Rogers Communications Inc.	7	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended September 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,973	871	94	473	(27)	3,384

Operating costs [1]		1,094	455	63	415	12	2,039

Adjusted operating profit		879	416	31	58	(39)	1,345

Stock-based compensation [1]	15						13
Depreciation and amortization							576
Restructuring, acquisition and other	5						37
Finance costs	6						190
Other income	7						(59)

Income before income taxes							588
[1] Included in Operating costs on the interim condensed consolidated financial statements.
Three months ended September 30, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,880	864	96	440	(28)	3,252

Operating costs [1]		992	455	64	417	12	1,940

Adjusted operating profit		888	409	32	23	(40)	1,312

Stock-based compensation [1]	15						9
Depreciation and amortization							533
Restructuring, acquisition and other	5						91
Finance costs	6						202
Other expense	7						12

Income before income taxes							465
[1] Included in Operating costs on the interim condensed consolidated financial statements.
Nine months ended September 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		5,670	2,610	282	1,519	(119)	9,962

Operating costs [1]		3,185	1,378	196	1,403	(6)	6,156

Adjusted operating profit		2,485	1,232	86	116	(113)	3,806

Stock-based compensation [1]	15						39
Depreciation and amortization							1,697
Restructuring, acquisition and other	5						88
Finance costs	6						582
Other income	7						(36)

Income before income taxes							1,436
[1] Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	8	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Nine months ended September 30, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		5,407	2,596	285	1,282	(86)	9,484

Operating costs [1]		2,886	1,355	197	1,229	31	5,698

Adjusted operating profit		2,521	1,241	88	53	(117)	3,786

Stock-based compensation [1]	15						25
Depreciation and amortization							1,584
Restructuring, acquisition and other	5						130
Finance costs	6						615
Other expense	7						11

Income before income taxes							1,421
[1] Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Cost of equipment sales and direct channel subsidies	460	362	1,278	995
Merchandise for resale	51	53	144	150
Other external purchases	1,004	1,022	3,241	3,054
Employee salaries and benefits and stock-based compensation	537	512	1,532	1,524

Total operating costs	2,052	1,949	6,195	5,723

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2015 we incurred $37 million and $88 million, respectively, (2014 - $91 million and $130 million) in restructuring, acquisition and other expenses, comprised of:

●

$21 million and $61 million, respectively, (2014 - $79 million and $113 million) of restructuring expenses. Expenses in the three months ended September 30, 2015 primarily reflect severance costs associated with the targeted restructuring of our employee base. Expenses for the nine months ended September 30, 2015 also include the write-off of certain programming rights that are no longer usable following a reorganization of the OMNI television stations. In 2014, restructuring expenses related to the reorganization associated with the implementation of the Rogers 3.0 reorganization plan; and

●	$16 million and $27 million, respectively, (2014 - $12 million and $17 million) of acquisition-related transaction costs, contract termination costs, and other costs.

NOTE 6: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2015	2014	2015	2014

Interest on borrowings		189	199	571	584
Interest on post-employment benefits liability		3	2	8	5
Loss on repayment of long-term debt	9	-	-	7	29
Loss on foreign exchange		3	4	9	6
Capitalized interest		(9)	(7)	(24)	(20)
Other		4	4	11	11

Total finance costs		190	202	582	615

Rogers Communications Inc.	9	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7: OTHER (INCOME) EXPENSE

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2015	2014	2015	2014

Loss from equity investments		58	22	90	24
Gain on acquisition of Mobilicity	16	(102)	-	(102)	-
Other investment income		(15)	(10)	(24)	(13)

Total other (income) expense		(59)	12	(36)	11

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. A $72 million loss related to our share of the change in the fair value of that obligation has been recorded in loss from equity investments for the three and nine months ended September 30, 2015.

NOTE 8: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2015	2014	2015	2014

Numerator (basic) - Net income for the period	464	332	1,082	1,044

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options	2	2	2	2

Weighted average number of shares outstanding - diluted	517	517	517	517

Earnings per share
Basic	$0.90	$0.64	$2.10	$2.03
Diluted	$0.90	$0.64	$2.09	$1.97

For the three and nine months ended September 30, 2015, the diluted earnings per share calculation reflects accounting for outstanding share-based payments using the cash-settled method for stock-based compensation as it was determined to be more dilutive than using the equity-settled method. For the three and nine months ended September 30, 2014, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2014 was reduced by $3 million and $25 million, respectively, in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

A total of 1,226,472 and 2,315,782 options were out of the money for the three and nine months ended September 30, 2015 (2014 - 1,286,378 and 1,295,837), respectively. These options were excluded from the diluted earnings per share calculation since they were anti-dilutive.

NOTE 9: FINANCIAL INSTRUMENTS

Derivative Instruments

We use derivative instruments from time to time to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Rogers Communications Inc.	10	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments. We designate the debt derivatives as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments.

We did not enter into any new debt derivatives during the three or nine months ended September 30, 2015. During the nine months ended September 30, 2015 and 2014, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes (see note 13).

(In millions of dollars)
Maturity date	Notional Amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of the related senior notes (see note 13), a $7 million non-cash loss, which was previously deferred in the hedging reserve, was recognized in net income during the nine months ended September 30, 2015 (2014 - $29 million non-cash loss). This loss relates to transactions in 2013 (2014 - transactions in 2008 and 2013) where contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

As at September 30, 2015, we had US$5.2 billion (December 31, 2014 - US$6.0 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into any new bond forwards or settle any existing bond forwards during the nine months ended September 30, 2015. As at September 30, 2015, we had $1.9 billion (December 31, 2014 - $1.9 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

During the three months ended September 30, 2015, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$360 million of Rogers’ US dollar-denominated gross forecasted expenditures for 2016. The US$360 million of anticipated expenditures was hedged at an average rate of $1.32/US$ which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $475 million. During the nine months ended September 30, 2015, we entered into foreign currency forward contracts to fix the exchange rate on US$690 million of anticipated expenditures. These were hedged at an average rate of $1.27/US$ which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $877 million.

As at September 30, 2015, we had US$1.07 billion of expenditure derivatives outstanding (December 31, 2014 - US$960 million) with terms to maturity ranging from October 2015 to December 2016 (2014 - January 2015 to December 2016), at an average rate of $1.20/US$ (2014 - 1.09/US$). During the three and nine months ended September 30, 2015, we settled US$225 million and US$585 million, respectively, (2014 - US$225 million and US$675 million) of expenditure derivatives for $252 million and $649 million, respectively (2014 - $232 million and $690 million).

Rogers Communications Inc.	11	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

During the three and nine months ended September 30, 2015, we recognized a recovery of stock-based compensation expense, including interest receipts, of $11 million and $10 million, respectively, (2014 - expense of $4 million and $30 million, net of interest receipts) related to the change in fair value of our equity derivative contracts net of received payments (see note 15).

Fair Values of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting cash flows to the measurement date that result from comparing the difference between the period-end market forward yields to the forward yield in each bond forward multiplied by its notional amount.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares at the period end.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgement.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

●	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
●	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
●	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2015 and 2014 and there were no transfers between Level 1 and Level 2 during the respective periods.

Rogers Communications Inc.	12	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The table below shows the financial instruments carried at fair value by valuation method as at September 30, 2015 and December 31, 2014.

	Carrying value		Level 1		Level 2

	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31

(In millions of dollars)	2015	2014	2015	2014	2015	2014

Financial assets
Available-for-sale, measured at fair value:
Investments in publicly traded companies	1,008	1,130	1,008	1,130	-	-
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,779	853	-	-	1,779	853
Bond forwards accounted for as cash flow hedges	-	1	-	-	-	1
Expenditure derivatives accounted as cash flow hedges	141	70	-	-	141	70

Total financial assets	2,928	2,054	1,008	1,130	1,920	924

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	-	7	-	-	-	7
Bond forwards accounted for as cash flow hedges	103	14	-	-	103	14
Equity derivatives not accounted as cash flow hedges	25	30	-	-	25	30

Total financial liabilities	128	51	-	-	128	51

The fair value of our long-term debt as at September 30, 2015 and December 31, 2014 is as follows:

	As at September 30, 2015		As at December 31, 2014
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	16,487	17,917	14,787	16,584

[1]	Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on period-end trading values.

We did not have any held-to-maturity financial instruments as at September 30, 2015 or December 31, 2014.

NOTE 10: INTANGIBLE ASSETS

Shaw Spectrum Licences

During the nine months ended September 30, 2015, we obtained 20 MHz of contiguous, paired AWS-1 spectrum licences in British Columbia and Alberta from Shaw Communications Inc. (Shaw) after exercising a previously acquired option and paying the final $100 million installment. $250 million was previously paid in 2013 and had been recorded in other long-term assets. We recognized the spectrum licenses as intangible assets of $352 million, which includes $2 million of directly attributable costs. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to Wind Mobile Corp. (WIND) for nominal cash proceeds.

Mobilicity Spectrum Licences

During the nine months ended September 30, 2015, we obtained $458 million of AWS-1 spectrum licences through our Mobilicity acquisition and subsequently undertook a spectrum licence asset exchange as described in note 16.

2500 MHz Spectrum Licence Auction

During the nine months ended September 30, 2015, we participated in the 2500 MHz spectrum licence auction in Canada. We were awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in Canada’s major geographic markets. We recognized the spectrum licenses as intangible assets of $27 million, which includes $3 million of directly attributable costs.

Rogers Communications Inc.	13	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 11: INVESTMENTS

Investment in Glentel

During the nine months ended September 30, 2015, we completed our purchase of 50% of the common shares of Glentel Inc. (Glentel) from BCE Inc. (BCE) for cash consideration of $473 million. The investment is now jointly owned with BCE. Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets, as well as operations in the US and Australia. Our investment in Glentel is accounted for as a joint venture using the equity method.

NOTE 12: SHORT-TERM BORROWINGS

	As at September 30	As at December 31

(In millions of dollars)	2015	2014

Trade accounts receivable sold to buyer as security	1,190	1,135
Short-term borrowings from buyer	(859)	(842)

Overcollateralization	331	293

During the three months ended September 30, 2015, we received an additional $26 million (2014 - $25 million) of funding under the accounts receivable securitization program and repaid $184 million (2014 - $46 million) which changed our total funding under the program to $859 million as at September 30, 2015 (December 31, 2014 - $842 million). During the nine months ended September 30, 2015, we received $272 million (2014 - $221 million) of funding under the accounts receivable securitization program and repaid $255 million (2014 - $84 million).

We incurred interest costs relating to the securitization program of $4 million and $12 million during the three and nine months ended September 30, 2015 (2014 - $4 million and $10 million), which we recorded in finance costs.

Rogers Communications Inc.	14	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: LONG-TERM DEBT

		Principal		Interest	As at September 30	As at December 31

(In millions of dollars, except interest rates)	Due date	amount		rate	2015	2014

Bank credit facilities				Floating	1,750	-
Senior notes [1]	2015	US	550	7.50%	-	638
Senior notes [2]	2015	US	280	6.75%	-	325
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.80%	1,869	1,624
Senior notes	2019		400	2.80%	400	400
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	667	580
Senior notes	2023	US	850	4.10%	1,134	986
Senior notes	2024		600	4.00%	600	600
Debentures [2]	2032	US	200	8.75%	267	232
Senior notes	2038	US	350	7.50%	467	406
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	667	580
Senior notes	2043	US	650	5.45%	867	754
Senior notes	2044	US	750	5.00%	1,001	870

					16,589	14,895
Deferred transaction costs and discounts					(102)	(108)
Less current portion					(1,000)	(963)

Total long-term debt					15,487	13,824

[1]	Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Each of the above senior notes and debentures are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 9).

Bank Credit and Letter of Credit Facilities

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (non-revolving credit facility) in addition to our existing $2.5 billion credit facility (revolving credit facility). The new credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

During the three months ended September 30, 2015, we borrowed $1.4 billion (2014 - $0.3 billion) under our revolving and non-revolving credit facilities and repaid $1.2 billion (2014 - $0.3 billion). During the nine months ended September 30, 2015, we borrowed $4.8 billion (2014 - $0.8 billion) and repaid $3.0 billion (2014 - $0.8 billion).

As at September 30, 2015, we had $1.8 billion (December 31, 2014 - nil) outstanding under our revolving and non-revolving credit facilities.

Rogers Communications Inc.	15	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at September 30, 2015, we had available liquidity of $1.7 billion (December 31, 2014 - $2.5 billion) under our $3.6 billion of revolving and non-revolving credit facilities and letters of credit (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $1.8 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Senior Notes

Interest is paid on our senior notes as follows:

●	semi-annually on all of our fixed-rate senior notes and debentures; and
●	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior notes

We did not issue any senior notes during the nine months ended September 30, 2015.

The table below provides a summary of the senior notes we issued during the nine months ended September 30, 2014.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

March 10, 2014	250	2017	Floating	100.00%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US 750	2044	5.00%	99.231%	832

Total					2,082	24

[1]	Gross proceeds before transaction costs and discounts
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

During the nine months ended September 30, 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million (see note 9), resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

During the nine months ended September 30, 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million (see note 9), resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

Rogers Communications Inc.	16	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 14: SHAREHOLDERS’ EQUITY

Dividends

In January 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of $0.48 per share. The quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

Date declared	Date paid	Dividend per share (dollars)

January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48
August 13, 2015	October 1, 2015	0.48

Total		1.44

February 12, 2014	April 4, 2014	0.4575
April 22, 2014	July 2, 2014	0.4575
August 14, 2014	October 1, 2014	0.4575
October 23, 2014	January 2, 2015	0.4575

Total		1.83

The holders of Class A shares are entitled to receive dividends at the rate of up to $0.05 per share but only after dividends at the rate of $0.05 per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

NOTE 15: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Stock options	7	(3)	7	(24)
Restricted share units (RSUs)	11	8	29	20
Deferred share units (DSUs)	6	-	13	(1)
Equity derivative effect, net of interest receipt	(11)	4	(10)	30

Total stock-based compensation expense	13	9	39	25

As at September 30, 2015, we had a total liability recorded at its fair value of $150 million (December 31, 2014 - $144 million) related to stock-based compensation, including stock options, RSUs, and DSUs.

During the three and nine months ended September 30, 2015, we paid $5 million and $42 million (2014 - $4 million and $45 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	17	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Stock Options

Summary of stock options

	Three months ended September 30, 2015		Nine months ended September 30, 2015
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,956,769	$ 40.10	5,759,786	$ 38.71
Granted	74,390	$ 45.34	1,289,430	$ 44.77
Exercised	(166,350)	$ 32.76	(1,127,085)	$ 36.85
Forfeited	(135,524)	$ 44.55	(192,846)	$ 43.61

Outstanding, end of period	5,729,285	$ 40.28	5,729,285	$ 40.28

Exercisable, end of period	2,859,007	$ 35.74	2,859,007	$ 35.74

	Three months ended September 30, 2014		Nine months ended September 30, 2014
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,122,759	$ 38.63	6,368,403	$ 37.39
Granted	62,989	$ 42.61	843,839	$ 42.94
Exercised	(129,828)	$ 35.93	(1,096,138)	$ 33.92
Forfeited	(43,585)	$ 42.31	(103,769)	$ 43.27

Outstanding, end of period	6,012,335	$ 38.70	6,012,335	$ 38.70

Exercisable, end of period	3,525,040	$ 35.48	3,525,040	$ 35.48

Included in the above table are grants of nil and 496,200 performance options to certain key executives during the three and nine months ended September 30, 2015 (2014 - 62,989 and 843,839).

Restricted Share Units

Summary of RSUs

	Three months ended September 30		Nine months ended September 30
(in number of units)	2015	2014	2015	2014

Outstanding, beginning of period	2,620,274	2,807,190	2,765,255	2,472,390
Granted and reinvested dividends	93,653	78,267	754,716	1,209,907
Exercised	(57,762)	(73,256)	(750,655)	(804,274)
Forfeited	(68,774)	(100,618)	(181,925)	(166,440)

Outstanding, end of period	2,587,391	2,711,583	2,587,391	2,711,583

Included in the above table are grants of 25,959 and 109,521 performance RSUs to certain key executives during the three and nine months ended September 30, 2015 (2014 - 32,302 and 281,042).

Rogers Communications Inc.	18	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Deferred Share Unit Plan

Summary of DSUs

	Three months ended September 30		Nine months ended September 30
(in number of units)	2015	2014	2015	2014

Outstanding, beginning of period	1,957,458	775,350	826,891	700,912
Granted and reinvested dividends	46,557	11,841	1,300,999	86,279
Exercised	(100,350)	-	(189,769)	-
Forfeited	(50,994)	-	(85,450)	-

Outstanding, end of period	1,852,671	787,191	1,852,671	787,191

Included in the above table are grants of nil and 443,139 performance DSUs to certain key executives during the three and nine months ended September 30, 2015 (2014 - nil and nil).

NOTE 16: BUSINESS COMBINATIONS

We completed two business combinations during the three and nine months ended September 30, 2015, which are described below.

Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity)

On July 2, 2015, we completed the acquisition of 100% of the outstanding common shares of Mobilicity for cash consideration of $443 million. Mobilicity provided wireless telecommunication services to Canadians in Toronto, Ottawa, Calgary, Edmonton, and Vancouver to its prepaid subscribers and owned AWS-1 spectrum licences.

Subsequent to the acquisition of Mobilicity, Rogers and WIND undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10 MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences previously held by Mobilicity to WIND in British Columbia, Alberta, and various regions in Ontario for nominal cash proceeds.

Prior to the date of acquisition, Mobilicity was protected under the Companies’ Creditors Arrangement Act and the acquisition date fair value of the net identifiable assets exceeded the consideration paid, resulting in a gain on acquisition of $102 million. This acquisition provided an enhanced spectrum licences position and tax losses to the Company.

Dealer Stores

In July 2015, we completed an asset acquisition of certain dealer stores located in British Columbia and Alberta for cash consideration of $27 million. The dealer stores were a retail distribution outlet business and sold telecommunication products and services. The acquisition of the dealer stores provides increased product penetration. Goodwill represents the expected operational synergies with the business acquired and intangible assets that do not qualify to be recognized separately and has been allocated to our Wireless segment. Goodwill recognized in the acquisition of the dealer stores in 2015 is deductible for tax purposes.

Rogers Communications Inc.	19	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Fair Values of Assets Acquired and Liabilities Assumed

(In millions of dollars)	Mobilicity	Dealer stores	Total

Fair value of consideration transferred	443	27	470
Net identifiable asset or liability:
Current assets	5	2	7
Property, plant and equipment	11	1	12
Spectrum licences	458	-	458
Customer relationships [1]	-	19	19
Deferred tax assets	175	-	175
Current liabilities	(31)	-	(31)
Other liabilities	(8)	-	(8)
Deferred tax liabilities	(65)	-	(65)

Fair value of net identifiable assets acquired and liabilities assumed	545	22	567

(Gain on acquisition) goodwill	(102)	5

Acquisition transaction costs	16	-	16

[1]	Customer relationships are amortized over a period of 7 years.

The table below shows the incremental revenue and net loss before taxes for the Mobilicity acquisition since the date of acquisition to September 30, 2015.

(In millions of dollars)	Mobilicity

Incremental revenue	14
Net loss before taxes [1]	(16)

[1]	Includes acquisition transaction costs of $16 million.

Pro Forma Disclosures

If the Mobilicity acquisition had occurred on January 1, 2015, we estimate our incremental revenue from the acquisition would have been $43 million and incremental net loss before taxes would have been $(15) million for the nine months ended September 30, 2015.

The pro forma disclosures are based on estimates and assumptions we believe are reasonable. The information provided is not necessarily an indication of what our consolidated financial results will be in the future.

Rogers Communications Inc.	20	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 17: RELATED PARTY TRANSACTIONS

Transactions with Key Management Personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

●	the non-executive chairman of a law firm that provides a portion of our legal services;
●	the chairman of a company that provides printing services to the Company; and
●	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee of our Board of Directors. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Printing, legal services, and commission paid on premiums for insurance coverage	7	8	24	28

Controlling Shareholder

We have also entered into certain transactions with our ultimate controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee of our Board of Directors. The totals received or paid during the three and nine months ended September 30, 2015 and 2014 were less than $1 million, respectively.

NOTE 18: CONTINGENT LIABILITIES

We have the following contingent liabilities related to litigation matters as at September 30, 2015.

System Access Fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed. The plaintiffs applied for an order permitting them to amend the Statement of Claim to reintroduce the claims with which they were not permitted to proceed in the 2007 certification decision. In 2014, the court denied this application.

Rogers Communications Inc.	21	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. A decision from the Manitoba Court of Appeal is pending. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. We have not recorded a liability for this contingency.

System Access Fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. A certification hearing was held in April 2014. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. We have not recorded a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Outcome of Proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business or financial results or condition. If it becomes probable that we will be held liable for claims against us, we will record a provision during the period in which the change in probability occurs, which could be material to our consolidated statements of income or consolidated statements of financial position.

Rogers Communications Inc.	22	Third Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 19: SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2015	2014	2015	2014

Accounts receivable	(3)	(47)	29	67
Inventories	17	(64)	(16)	(29)
Other current assets	30	25	(61)	(114)
Accounts payable and accrued liabilities	255	280	(30)	51
Unearned revenue	(20)	(22)	(37)	32

Total change in non-cash working capital items	279	172	(115)	7

Rogers Communications Inc.	23	Third Quarter 2015